Exhibit (a)(22)
October 12, 2010
Dear Colleague:
I am writing to provide an update on what we have been doing over the last several weeks as well as to offer some thoughts on our business and what we feel are improving industry trends. While it is certainly a busy time at PotashCorp, we want to thank all our valued employees for keeping your eye on the ball and continuing to run our business well. Many of you have asked questions regarding our ongoing exploration of strategic alternatives, so I want to highlight some of the steps we are taking to protect and enhance the value of our company.
As you may know, we are evaluating several alternatives for our company – a process that is active and ongoing. In order to achieve the best outcome, however, we cannot provide specific details on potential options. Our shareholders will ultimately decide the outcome – whether we are better off as a stand-alone company or should pursue a transaction.
As we work through the process, we believe it is critically important for both the provincial and federal governments to understand that the interests of PotashCorp shareholders and the citizens of Saskatchewan and Canada will be best served if alternatives are allowed to emerge. Our Board is working hard on this, and we have urged the Canadian government to remain open and to provide a level playing field as it reviews the impact of any potential transaction. We believe that a robust process, in which multiple alternatives are considered, is the best way to ensure the best possible outcome for our stakeholders.
During our conversations with shareholders and other constituents, we continue to discuss the favorable impact we expect as a result of the improving fertilizer environment on the value of our company. For example, this trend can be readily seen in the performance of our peer group. In fact, since August 16 – immediately prior to the disclosure of the BHP bid – the stock prices of our peer group have risen significantly, both in absolute terms and compared to the broader market indices, on the basis of improving fundamentals. Applying the appreciation in our competitors’ share prices over the last eight weeks to our stock price before the BHP bid was launched, the offer reflects a negative premium. We continue to believe the stand-alone value of PotashCorp significantly exceeds $130 per share.
Allow me to share some of the reasons why we are so confident in our stand-alone prospects and believe strongly – for all the reasons stated below and more – that we are worth significantly more than what BHP is currently offering. We have a strong conviction that the inflection point in our business has now been reached and the fundamentals are strengthening, but it’s always better, in my opinion, to see the actual results:
•	Agricultural commodity prices are strong
The combination of strong food demand and production issues has had a predictable impact on agriculture commodity prices, with most key global crops well above their 10-year average. This past week, the USDA increased the projected US corn farm price for the 2010/2011 crop year by $0.60 per bushel to $5.00 per bushel, based on the expectation that US corn stocks-to-use will decline to the lowest level since 1995. With this price assumption, US corn farmers are expected to generate record returns this year.

Importantly, this is a global crop story, not just a US corn story. Coffee and sugar are more than double their 10-year averages. Palm oil is nearly 75 percent above its 10-year average. Soybeans and wheat are about 50 percent above their 10-year averages. In our view, this provides a highly supportive environment for farmers, and encourages them to maximize production through proper fertilization and other best farming practices.

•	Nitrogen and Phosphate businesses are benefiting
This favorable agricultural environment – coupled with our unique and lower-cost positions – enables both nutrients to contribute greatly to our earnings and cash flow.
•	Potash demand is strengthening and prices are rising
The strengthening of demand – on the heels of summer maintenance shutdowns – has tightened producer supplies through the third quarter, and we believe that North American potash inventories approached historical lows at the end of September. This environment is leading to higher prices for potash. Last month PotashCorp announced a $50 per short ton – or $55 per metric tonne – price increase in the domestic market. Canpotex has also announced sales at higher prices in the spot markets of Brazil and Southeast Asia. With expected strong demand and high operating rates and the strength of crop commodities, we anticipate additional price improvements in 2011. Coupled with our increasing capability to supply our valued customers, this improving environment plays to the strengths of our company.
We are encouraged by these market trends and what this means for our business. We believe the world is beginning to better understand PotashCorp’s true value proposition, but we will not rest on our laurels and let market trends alone dictate our stock price. Building value is our primary focus and with our world-class asset base and proven business strategies, we believe we are well-positioned to exceed the expectations of our customers and deliver compelling value to our shareholders.
As always, it is business as usual for all of us here at PotashCorp. I know that I can continue to count on you to maintain your focus on working safely and exceeding the needs of our customers.
As a reminder, it is important that we continue to follow our standard procedures with regard to external inquiries. Customers should be directed to their usual contact at PotashCorp. Please continue to refer any inquiries from the media to Bill Johnson, Director, Public Affairs, at (306) 933-8849 or BJohnson@PotashCorp.com and any inquiries from investors and/or analysts to Denita Stann, Senior Director, Investor Relations, at (847) 849-4277 or Denita.Stann@PotashCorp.com.
On behalf of the entire PotashCorp team, thank you for your valuable contributions and continued support of our great company.
Sincerely,
/s/  Bill Doyle
Bill Doyle
President and Chief Executive Officer
Important Information
This letter is neither an offer to purchase nor the solicitation of an offer to sell any securities. On August 23, 2010, PotashCorp filed a solicitation/recommendation statement on Schedule 14D-9 with the Securities and Exchange Commission (the “SEC”) with respect to the offer to purchase commenced by BHP Billiton Development 2 (Canada) Limited, a wholly-owned subsidiary of BHP Billiton Plc. Investors and security holders of PotashCorp are urged to read the solicitation/recommendation statement and any other relevant documents filed with the SEC, which contain important information.
Investors and security holders may obtain a free copy of the solicitation/recommendation statement and other documents that PotashCorp files with the SEC through the website maintained by the SEC at www.sec.gov and through the website maintained by PotashCorp at www.potashcorp.com. In addition, the solicitation/recommendation statement and other documents filed by PotashCorp with the SEC may be obtained from PotashCorp free of charge by directing a request to Potash Corporation of Saskatchewan Inc., 122 – 1st Avenue South, Suite 500, Saskatoon, Saskatchewan, Canada S7K 7G3, (306) 933-8500.